Exhibit 22.1

Bionano Genomics, Inc.
Subsidiary Guarantors

Bionano Genomics, Inc. (“Bionano”) issued (i) in a registered offering, $45 million aggregate principal amount of senior secured convertible notes due in 2025 and (ii) in a private placement, $35 million aggregate principal amount of senior secured convertible notes due in 2025 (collectively, the “Notes”). The following subsidiaries of Bionano are guarantors of the Notes:

Lineagen, Inc.
Purigen Biosystems, Inc.
Biodiscovery, LLC